Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q1 2016

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	5	$248	$199
Financial assets	5	1,534	439
Accounts receivable and other	5	343	322
Inventory		14	13
Assets classified as held for sale	3	596	580

Current assets		2,735	1,553
Property, plant and equipment	6	7,850	7,632
Intangible assets	7	3,550	3,296
Investment in associates and joint ventures	8	3,130	2,973
Other assets (non-current)		90	64
Investment properties		154	153
Goodwill		96	79
Financial assets (non-current)	5	1,082	1,913
Deferred income tax assets		69	72

Total assets		$18,756	$17,735

Liabilities and Partnership Capital Liabilities
Accounts payable and other	5	$609	$474
Non-recourse borrowings	5,9	316	302
Financial liabilities	5	142	159
Liabilities directly associated with assets classified as held for sale	3	281	275

Current liabilities		1,348	1,210
Corporate borrowings	5	1,596	1,380
Non-recourse borrowings (non-current)	5,9	5,903	5,550
Financial liabilities (non-current)	5	450	423
Other liabilities (non-current)		640	601
Deferred income tax liabilities		1,408	1,375
Preferred shares	5	20	20

Total liabilities		11,365	10,559

Partnership capital
Limited partners	12	3,892	3,838
General partner	12	24	23
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	12	1,540	1,518
Interest of others in operating subsidiaries		1,746	1,608
Preferred unitholders	12	189	189

Total partnership capital		7,391	7,176

Total liabilities and partnership capital		$18,756	$17,735

The accompanying notes are an integral part of these financial statements.

2    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2016	2015
Revenues		$454	$466
Direct operating costs		(202)	(203)
General and administrative expenses		(37)	(34)
Depreciation and amortization expense	6,7	(100)	(95)

		115	134
Interest expense		(95)	(90)
Share of earnings from investments in associates and joint ventures	8	4	17
Mark-to-market on hedging items	5	8	90
Other income	5	55	8

Income before income tax		87	159
Income tax (expense) recovery
Current		(4)	(8)
Deferred		5	(3)

Net income		$88	$148

Attributable to:
Limited partners		$41	$84
General partner		20	15
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		17	33
Interest of others in operating subsidiaries		8	16
Preferred unitholders		2	—

Basic and diluted earnings per limited partner unit		$0.25	$0.56

The accompanying notes are an integral part of these financial statements.

Q1 2016 INTERIM REPORT    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2016	2015
Net income		$88	$148

Other comprehensive income (loss)(1):

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		268	(499)
Cash flow hedges	5	74	(7)
Net investment hedges	5	(101)	92
Available-for-sale securities		26	(7)
Taxes on the above items		(13)	(6)
Equity accounted associates and joint ventures	8	(25)	8

Total other comprehensive income (loss)		229	(419)

Comprehensive income (loss)		$317	$(271)

Attributable to:
Limited partners		$144	$(128)
General partner		21	14
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		60	(50)
Interest of others in operating subsidiaries		90	(107)
Preferred unitholders		2	—

1.

None of the other comprehensive income (loss) earned by the partnership during the three-month periods ended March 31, 2016 and 2015 relates to items that will not be reclassified subsequently to profit or loss.

The accompanying notes are an integral part of these financial statements.

4    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Deficit	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest – Redeemable Partnership Units held by Brookfield	Non-controlling Interest – in operating subsidiaries	Preferred Unitholders Capital	Total Partners’ capital
Balance as of January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

Net income	—	41	—	—	41	—	20	—	20	—	17	—	—	17	8	2	88
Other comprehensive income	—	—	—	103	103	—	—	1	1	—	—	—	43	43	82	—	229

Comprehensive income	—	41	—	103	144	—	20	1	21	—	17	—	43	60	90	2	317
Unit issuance	3	—	—	—	3	—	—	—	—	—	—	—	—	—	—	—	3
Partnership distributions(2)	—	(93)	—	—	(93)	—	(20)	—	(20)	—	(38)	—	—	(38)	—	(2)	(153)
Acquisition of interest(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64	—	64
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16)	—	(16)

Balance as of March 31, 2016	$3,719	$(611)	$126	$658	$3,892	$19	$—	$5	$24	$1,528	$(266)	$(19)	$297	$1,540	$1,746	$189	$7,391

1.	Refer to Note 14 Accumulated Other Comprehensive Income
2.	Refer to Note 13 Distributions
3.	Refer to Note 4 Acquisition of Businesses

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Deficit	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest – Redeemable Partnership Units held by Brookfield	Non-controlling Interest – in operating subsidiaries	Preferred Unitholders Capital	Total Partners’ capital
Balance as of January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322

Net income	—	84	—	—	84	—	15	—	15	—	33	—	—	33	16	—	148
Other comprehensive loss	—	—	—	(212)	(212)	—	—	(1)	(1)	—	—	—	(83)	(83)	(123)	—	(419)

Comprehensive income (loss)	—	84	—	(212)	(128)	—	15	(1)	14	—	33	—	(83)	(50)	(107)	—	(271)
Partnership distributions(2)	—	(79)	—	—	(79)	—	(16)	—	(16)	—	(31)	—	—	(31)	—	—	(126)
Acquisition of interest(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	29	—	29
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13)	—	(13)
Preferred units issued(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	96	96

Balance as of March 31, 2015	$3,201	$(395)	$77	$443	$3,326	$19	$(1)	$4	$22	$1,178	$(168)	$30	$200	$1,240	$1,353	$96	$6,037

1.	Refer to Note 14 Accumulated Other Comprehensive Income
2.	Refer to Note 13 Distributions
3.	Refer to Note 4 Acquisition of Businesses
4.	Refer to Note 12 Partnership Capital

Q1 2016 INTERIM REPORT    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2016	2015
Operating Activities
Net income		$88	$148
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	8	13	(5)
Depreciation and amortization expense	6,7	100	95
Mark-to-market on hedging items	5	(8)	(90)
Provisions and other items		(8)	49
Deferred tax (recovery) expense		(5)	3
Changes in non-cash working capital, net		(18)	28

Cash from operating activities		162	228

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(35)	(4)
Investments in associates and joint ventures	8	(2)	(487)
Purchase of long lived assets	6,7	(163)	(85)
Sale of long lived assets	6,7	—	1
Purchase of financial assets		(35)	(179)
Sale of financial assets		17	2
Net settlement of foreign exchange hedging items		50	199

Cash used by investing activities		(168)	(553)

Financing Activities
Distributions to general partner	13	(20)	(16)
Distributions to other unitholders	13	(133)	(110)
Subsidiary distributions to non-controlling interest		(16)	(13)
Capital provided by non-controlling interest	4	64	29
Proceeds from corporate borrowings		—	360
Proceeds from corporate credit facility		489	356
Repayment of corporate credit facility		(337)	(229)
Proceeds from subsidiary borrowings	9	68	23
Repayment of subsidiary borrowings	9	(33)	(110)
Repayment of other financing activities		(38)	(38)
Preferred units issued	12	—	96
Partnership units issued, net of issuance costs	12	3	—

Cash from financing activities		47	348

Cash and cash equivalents
Change during the period		41	23
Impact of foreign exchange on cash		8	(9)
Balance, beginning of period		199	189

Balance, end of period		$248	$203

The accompanying notes are an integral part of these financial statements.

6    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1 and Series 3 are listed on the Toronto Stock Exchange under the symbols “BIP-A” and “BIP-B”, respectively. The partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.

In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units of the partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units of the partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2015. The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2015 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on May 9, 2016.

b) Recently adopted accounting standard amendments

Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2016. The impact of adopting these amendments to the partnership’s accounting policies and disclosures is as follows:

IAS 16 Property, Plant, and Equipment – (“IAS 16”) and IAS 38 Intangible Assets – (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Amendments to IAS 16 and IAS 38 were applied prospectively resulting in no material impact on Brookfield Infrastructure’s interim condensed and consolidated financial statements.

Q1 2016 INTERIM REPORT    7

c) Standards issued not yet adopted

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases – (“IFRS 16”)

The IASB has published a new standard, IFRS 16. The new standard brings most leases on balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

3. ASSETS CLASSIFIED AS HELD FOR SALE

a) Ontario electricity transmission operation

In January 2016, Brookfield Infrastructure executed definitive agreements to sell its 100% interest in its Ontario electricity transmission operation to a third party for proceeds of approximately $285 million. Completion of the transaction is expected to occur in the third quarter of 2016, subject to customary closing conditions. The Ontario electricity transmission operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 and has since been classified as held for sale.

b) European energy distribution operation

In March 2016, Brookfield Infrastructure executed definitive agreements to sell its 100% interest in its European energy distribution operation to a third party for proceeds of approximately $240 million. Completion of the transaction is expected to occur in the second quarter of 2016, subject to customary closing conditions. The European energy distribution operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 and has since been classified as held for sale.

8    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the assets and liabilities that are classified as held for sale as of March 31, 2016 and December 31, 2015:

US$ MILLIONS	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$10	$8
Accounts receivable and other	43	41
Property, plant and equipment	543	531

Assets classified as held for sale	$596	$580

Liabilities
Accounts payable and other	$31	$29
Non-recourse borrowings	207	203
Financial liabilities	20	20
Deferred income tax liability	23	23

Liabilities directly associated with assets classified as held for sale	$281	$275

4. ACQUISITION OF BUSINESSES

a) Acquisition of Indian toll road business

On March 1, 2016, Brookfield Infrastructure expanded its toll road business to India as it acquired a 40% interest in the business from Gammon Infrastructure Projects Limited (“GIPL”) for consideration of $42 million through a Brookfield sponsored Infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 1, 2016. Acquisition costs of $2 million were recorded as Other expenses on the interim condensed and consolidated Statement of Operating Results in the first quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Fair value of assets and liabilities acquired as of March 1, 2016 (provisional)(1)

US$ MILLIONS
Financial assets	$180
Accounts receivable and other(2)	41
Property, plant and equipment	6
Intangible assets	120
Deferred income tax assets	14
Accounts payable and other	(50)
Non-recourse borrowings	(205)

Net assets acquired before non-controlling interest	106
Non-controlling interest(3)	(64)

Net assets acquired	$42

1.

The fair value of all acquired assets and liabilities for this operation have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

2.	Includes $22 million of restricted cash primarily relating to debt servicing.
3.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date which is equal to the consideration paid by the non-controlling interest.

Q1 2016 INTERIM REPORT    9

Upon acquisition of the Indian toll road business by Brookfield Infrastructure, a deferred tax asset of $14 million was recorded. Deferred tax assets arose from deductible temporary differences and were recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and that they are expected to reverse in the foreseeable future.

During the three-month period ended March 31, 2016 the Indian toll road business contributed revenues of $6 million and a net loss of $1 million. Had the acquisition of Indian toll road business been effective January 1, 2016, the revenue and net income of Brookfield Infrastructure would have been $465 million and $86 million, respectively, for the three months ended March 31, 2016.

In determining the pro-forma revenue and net income attributable to the partnership, management has:

•

Calculated depreciation of property, plant and equipment and intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination; and

•	Excluded transaction costs of the acquiror as a non-recurring pre-acquisition cost.

b) Acquisition of Chilean Toll Roads

On July 8, 2015, Brookfield Infrastructure acquired an additional 26% interest in Tunel San Cristobal (“TSC”), a Chilean toll road, through a Brookfield sponsored partnership for proceeds of $14 million, bringing Brookfield Infrastructure’s total ownership interest to 51%. Concurrent with the acquisition of the additional interest, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. At the date of the acquisition, Brookfield Infrastructure recognized $156 million of total assets, of which $137 million related to intangible assets, and $100 million of total liabilities. Acquisition costs of $1 million were expensed at the acquisition date and recorded as Other expenses on the Consolidated Statements of Operating Results. A gain of $14 million resulting from the re-measurement of the partnership’s pre-existing 25% interest to fair value was included in Other income on the Consolidated Statement of Operating Results on the date of acquisition. Total non-controlling interest of $28 million was recorded, representing the interest not acquired by Brookfield Infrastructure, measured at fair value on the acquisition date.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

10    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as of March 31, 2016:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$248	$248
Accounts receivable and other	—	—	343	343
Financial assets (current and non-current)(1)	691	—	515	1,206
Marketable securities(2)	—	1,410	—	1,410

Total	$691	$1,410	$1,106	$3,207

Financial liabilities
Corporate borrowings	$—	$—	$1,596	$1,596
Non-recourse borrowings (current and non-current)	—	—	6,219	6,219
Accounts payable and other	—	—	609	609
Preferred shares(3)	—	—	20	20
Financial liabilities (current and non-current)(1)	592	—	—	592

Total	$592	$—	$8,444	$9,036

1.	Derivative instruments which are elected for hedge accounting totaling $568 million are included in financial assets and $263 million of derivative instruments are included in financial liabilities.
2.

On March 14, 2016 Brookfield Infrastructure, alongside institutional partners and a Brookfield sponsored infrastructure fund, and Qube Holdings Limited (“Qube”), along with its institutional partners, announced a binding agreement to implement a transaction that will result in the acquisition of Asciano Limited (“Asciano”), a port and rail logistics company in Australia. If the transaction is successful, Brookfield Infrastructure would tender the 20% interest in Asciano acquired in the fourth quarter of 2015. Accordingly, Brookfield Infrastructure reclassified its interest in Asciano from non-current to current financial assets during the three months ended March 31, 2016. During the three months ended March 31, 2016, Brookfield Infrastructure earned a $27 million break fee, net of transactions costs, associated with the original scheme transaction for Asciano lapsing. Also during the quarter, Brookfield Infrastructure received a $13 million dividend associated with its interest in Asciano. Both items have been recorded in Other income on the interim condensed and consolidated Statement of Operating Results in the first quarter of 2016.

3.	$20 million of preferred shares issued to wholly-owned subsidaries of Brookfield.

Q1 2016 INTERIM REPORT    11

The following table provides the allocation of financial instruments and their associated financial instrument classifications as of December 31, 2015:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$199	$199
Accounts receivable and other	—	—	322	322
Financial assets (current and non-current)(1)	741	—	330	1,071
Marketable securities	—	1,281	—	1,281

Total	$741	$1,281	$851	$2,873

Financial liabilities
Corporate borrowings	$—	$—	$1,380	$1,380
Non-recourse borrowings (current and non-current)	—	—	5,852	5,852
Accounts payable and other	—	—	474	474
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	582	—	—	582

Total	$582	$—	$7,726	$8,308

1.	Derivative instruments which are elected for hedge accounting totaling $601 million are included in financial assets and $230 million of derivative instruments are included in financial liabilities.
2.	$20 million of preferred shares issued to wholly-owned subsidaries of Brookfield.

The following table provides the carrying values and fair values of financial instruments as of March 31, 2016 and December 31, 2015:

	March 31, 2016		December 31, 2015
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$248	$248	$199	$199
Accounts receivable and other	343	343	322	322
Financial assets (current and non-current)	1,206	1,206	1,071	1,071
Marketable securities	1,410	1,410	1,281	1,281

Total	$3,207	$3,207	$2,873	$2,873

Financial liabilities
Corporate borrowings(1)	$1,596	$1,606	$1,380	$1,386
Non-recourse borrowings(2)	6,219	6,419	5,852	6,093
Accounts payable and other financial liabilities	609	609	474	474
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	592	592	582	582

Total	$9,036	$9,246	$8,308	$8,555

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; as quoted prices in an active market are available.
2.

Non recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the UK port operation and Chilean toll road which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

3.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

12    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecast issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three months ended March 31, 2016, pre-tax net unrealized gains of $74 million (2015: losses of $7 million) were recorded in other comprehensive income (loss) for the effective portion of the cash flow hedges. As of March 31, 2016, there was a net derivative asset balance of $419 million relating to hedging items designated as cash flow hedges (December 31, 2015: $376 million asset).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three months ended March 31, 2016 an unrealized $109 million loss (2015: losses of $107 million) was recorded in other comprehensive (loss) income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized an $8 million gain (2015: $199 million gain) in other comprehensive income (loss) related to the net settlement of foreign exchange hedging items for the three month period ended March 31, 2016. As of March 31, 2016, there was a net derivative liability balance of $114 million relating to hedging items designated as net investment hedges (December 31, 2015: $5 million liability).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market.

•

Level 3 – Inputs reflect management’s best estimate of unobservable inputs that market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

Q1 2016 INTERIM REPORT    13

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	March 31, 2016	December 31, 2015
Marketable securities	Level 1(1)	$1,410	$1,281
Foreign currency forward contracts	Level 2(2)
Financial asset		79	111
Financial liability		173	48
Interest rate swaps & other	Level 2(2)
Financial asset		$612	$630
Financial liability		373	488
Other contracts	Level 3(3)
Financial liability		$46	$46

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

3.

Valuation technique: Discounted cash flow. Future cash flows primarily driven by the operating performance of a certain subsidiary and the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.

Assets and liabilities measured at fair value on a recurring basis include $2,101 million (2015: $2,022 million) of financial assets and $592 million (2015: $582 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three months ended March 31, 2016 and 2015, no transfers were made between level 1, 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	March 31, 2016			December 31, 2015
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$1,410	$—	$—	$1,281	$—	$—
Financial assets (current and non-current)(1)	—	691	—	—	741	—

Financial liabilities
Financial liabilities (current and non-current)(1)	$—	$546	$46	$—	$536	$46

1.

Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments. Level 3 financial assets and liabilities primarily relate to contingent consideration associated with recent acquisitions

14    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

6. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross carrying amount:

Balance at January 1, 2015	$3,123	$2,245	$1,661	$7,029
Additions, net of disposals and assets classified to held for sale	47	119	(89)	77
Acquisitions through business combinations	74	12	17	103
Net foreign currency exchange differences	(299)	(226)	(132)	(657)

Balance at December 31, 2015	$2,945	$2,150	$1,457	$6,552

Additions, net of disposals	141	6	12	159
Non-cash additions	34	—	—	34
Acquisitions through business combinations(1)	—	6	—	6
Net foreign currency exchange differences	(51)	83	51	83

Balance at March 31, 2016	$3,069	$2,245	$1,520	$6,834

Accumulated depreciation:

Balance at January 1, 2015	$(254)	$(343)	$(127)	$(724)
Depreciation expense	(126)	(113)	(86)	(325)
Dispositions and assets reclassified to held for sale assets	48	1	37	86
Net foreign currency exchange differences	41	37	17	95

Balance at December 31, 2015	$(291)	$(418)	$(159)	$(868)

Depreciation expense	(31)	(29)	(21)	(81)
Net foreign currency exchange differences	(2)	(14)	(10)	(26)

Balance at March 31, 2016	$(324)	$(461)	$(190)	$(975)

Accumulated fair value adjustments:

Balance at January 1, 2015	$768	$800	$211	$1,779
Fair value adjustments	392	62	192	646
Dispositions and assets reclassified to held for sale assets	(111)	—	(150)	(261)
Net foreign currency exchange differences	(104)	(85)	(27)	(216)

Balance at December 31, 2015	$945	$777	$226	$1,948

Net foreign currency exchange differences	1	34	8	43

Balance at March 31, 2016	$946	$811	$234	$1,991

Net book value:
March 31, 2016	$3,691	$2,595	$1,564	$7,850

December 31, 2015	$3,599	$2,509	$1,524	$7,632

1.	Refer to Note 4, Acquisition of Businesses

Q1 2016 INTERIM REPORT    15

7. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Cost	$3,757	$3,485
Accumulated amortization	(207)	(189)

Total	$3,550	$3,296

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Regulated terminal	$1,933	$1,840
Chilean toll roads	1,093	1,041
UK port operations	308	316
Other	216	99

Total	$3,550	$3,296

The following table presents the change in the balance of intangible assets:

US$ MILLIONS	March 31, 2016
Cost at beginning of the period	$3,485
Additions, net of disposals	4
Additions through business combinations(1)	120
Foreign currency translation	148

Balance at March 31, 2016	$3,757

1.	Refer to Note 4, Acquisition of Businesses

The following table presents the change in accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	March 31, 2016
Accumulated amortization at beginning of period	$(189)
Amortization	(19)
Foreign currency translation	1

Balance at March 31, 2016	$(207)

16    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table represents the reconciliation of the movement in the partnership’s investments in associates and joint ventures:

US$ MILLIONS	For the three-month period ended March 31, 2016	For the 12 month period ended December 31, 2015
Balance at beginning of period	$2,973	$2,412
Share of earnings for the period	4	69
Foreign currency translation	177	(593)
Share of other reserves for the period – OCI	(25)	180
Distributions	(17)	(87)
Other items	16	—
Acquisitions, net of disposals(1),(2)	2	681
Reclassification to asset held for sale(1)	—	311

Ending balance	$3,130	$2,973

1.

During the fourth quarter of 2015, Brookfield Infrastructure reached agreements with its partners to increase its interest in its North American natural gas transmission operation from 26.5% to 50.0% for a cash payment of $106 million and amendments to the governance terms of this arrangement. Due to the increase in ownership mentioned above, the partnership discontinued its plan to dispose of its interest in its North American natural gas transmission business. The North American natural gas transmission business, which had been reported as an asset held for sale with a carrying value of $311 million since the fourth quarter of 2014, has been reclassified out of assets held for sale in the fourth quarter of 2015 and has since been accounted for as a joint venture.

2.

On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in a European telecommunications infrastructure operations for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

The following table represents the carrying value of the partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Brazilian toll road operation	$836	$759
South American transmission operation	689	651
European telecommunications infrastructure operation	451	437
North American natural gas transmission operation(1)	425	425
Brazilian rail operation	289	261
Other associates(2)	440	440

Ending balance	$3,130	$2,973

1.	On April 12, 2016, Brookfield Infrastructure and its partner in the North American gas transmission operation each injected $312 million into the business to pay down operating level debt.
2.	Other includes the partnership’s European port operation, Texas electricity transmission project, North American west coast container terminal and Texas gas storage operation.

The following table summarizes the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Financial position:
Total assets	$29,360	$27,948
Total liabilities	(17,410)	(16,517)

Net assets	$11,950	$11,431

Q1 2016 INTERIM REPORT    17

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Financial performance:
Total revenue	$1,070	$885
Total income for the period	34	69
Brookfield Infrastructure’s share of net income	$4	$17

9. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Current	$316	$302
Non-current	5,903	5,550

Total	$6,219	$5,852

During the three months ended March 31, 2016 subsidiary borrowings, net of repayments, were $35 million. Foreign currency translation increased non-recourse borrowings by $127 million due to the appreciation of Australian dollar, Canadian dollar and Chilean peso denominated borrowings. Non-recourse borrowings increased by $205 million due to the acquisition of our Indian toll road business in the first quarter of 2016.

10. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

18    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$165	$269	$126	$43	$—	$603	$(293)	$144	$454
Costs attributed to revenues	(31)	(137)	(54)	(22)	—	(244)	146	(104)	(202)
General & administrative expenses	—	—	—	—	(37)	(37)	—	—	(37)

Adjusted EBITDA	134	132	72	21	(37)	322	(147)	40
Other income (expense)	1	(4)	1	—	29	27	2	2	31
Interest expense	(35)	(34)	(33)	(2)	(11)	(115)	47	(27)	(95)

FFO	100	94	40	19	(19)	234	(98)	15
Depreciation and amortization	(38)	(54)	(29)	(19)	—	(140)	75	(35)	(100)
Deferred taxes	(6)	2	3	2	1	2	(2)	5	5
Mark-to-market on hedging items and other	(13)	(13)	(4)	—	12	(18)	21	25	28
Share of earnings from associates	—	—	—	—	—	—	4	—	4
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(10)	(10)

Net income (loss) attributable to partnership(2)	$43	$29	$10	$2	$(6)	$78	$—	$—	$78

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$168	$291	$94	$—	$553	$(236)	$149	$466
Costs attributed to revenues	(38)	(152)	(49)	—	(239)	124	(88)	(203)
General & administrative expenses	—	—	—	(34)	(34)	—	—	(34)

Adjusted EBITDA	130	139	45	(34)	280	(112)	61
Other income (expense)	1	(3)	—	5	3	2	(2)	3
Interest expense	(36)	(40)	(17)	(4)	(97)	36	(29)	(90)

FFO	95	96	28	(33)	186	(74)	30
Depreciation and amortization	(38)	(54)	(10)	—	(102)	38	(31)	(95)
Deferred taxes	(13)	2	1	2	(8)	2	3	(3)
Mark-to-market on hedging items and other	5	(8)	(2)	61	56	17	14	87
Share of earnings from associates	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	(16)	(16)

Net income attributable to partnership(2)	$49	$36	$17	$30	$132	$—	$—	$132

Q1 2016 INTERIM REPORT    19

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s CODM monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS OF MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,878	$5,840	$2,739	$845	$(474)	$13,828	$(3,058)	$4,535	$3,451	$18,756

	Total attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

11. SUBSIDIARY PUBLIC ISSUERS

Wholly owned subsidiaries of the partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”) and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the “Issuers”), have filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$2 billion (or the equivalent in other currencies).

On October 30, 2015, the Debt Issuers issued C$500 million of medium term notes in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The three year and five year bonds were swapped into U.S. dollars on a matched maturity basis at an all in rate of 3.8%.

On March 11, 2015, the Debt Issuers issued C$450 million of medium term notes maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 3.9%.

On October 10, 2012, the Debt Issuers issued C$400 million of medium term notes maturing October 10, 2017 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 2.7%.

These notes are unconditionally guaranteed by the partnership, Brookfield Infrastructure LP (the “Holding LP”), and wholly owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited. Brookfield Infrastructure LLC, an indirectly wholly owned subsidiary of the Holding LP, has also guaranteed the notes issued in October 2012.

20    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED MARCH 31, 2016 US$ MILLIONS	The partnership(2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments(4)	The partnership consolidated
Revenues	$—	$—	$—	$454	$454
Net income (loss) attributable to partnership(1)	41	—	78	(41)	78

FOR THE THREE MONTHS ENDED MARCH 31, 2015
Revenues	$—	$—	$—	$466	$466
Net income (loss) attributable to partnership(1)	84	—	132	(84)	132

AS OF MARCH 31, 2016
Current assets	$—	$6	$—	$2,729	$2,735
Non-current assets	4,032	310	5,431	6,248	16,021
Current liabilities	—	7	—	1,341	1,348
Non-current liabilities	—	1,039	—	8,978	10,017
Non-controlling interests – Redeemable	—	—	—	1,540	1,540
Partnership units held by Brookfield
Non-controlling interests – in operating subsidiaries	—	—	—	1,746	1,746
Preferred unitholders	—	—	—	189	189

AS OF DECEMBER 31, 2015
Current assets	$—	$3	$—	$1,550	$1,553
Non-current assets	3,979	293	6,052	5,858	16,182
Current liabilities	—	5	—	1,205	1,210
Non-current liabilities	—	979	—	8,370	9,349
Non-controlling interests – Redeemable
Partnership Units held by Brookfield	—	—	—	1,518	1,518
Non-controlling interests – in operating subsidiaries	—	—	—	1,608	1,608
Preferred unitholders	—	—	—	189	189

(1)	Includes net income (loss) attributable to non controlling interest — Redeemable Partnership Units held by Brookfield, general partner and limited partners.
(2)	Includes investments in all subsidiaries of the partnership under the equity method.
(3)

Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC, which is presented on a combined basis. Brookfield Infrastructure LLC is presented on a combined basis as it is a guarantor of the medium term notes issued in October 2012. As at March 31, 2016 and December 31, 2015 and for three months ended March 31, 2016 and 2015, the presentation of Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC on a combined basis was equivalent to its presentation under the equity method.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

Q1 2016 INTERIM REPORT    21

12. PARTNERSHIP CAPITAL

The partnership’s capital structure is comprised of three classes of partnership units: limited partnership units, general partnership units and preferred limited partnership units and the Holding LP’s capital structure is composed of four classes of partnership units: special limited partner units, managing general partner units, Redeemable Partnership Units held by Brookfield and preferred limited partnership units.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015
Authorized to issue
Opening balance	1.1	1.1	162.1	150.3	163.2	151.4
Issued for cash	—	—	0.1	13.4	0.1	13.4
Purchased and cancelled	—	—	—	(1.6)	—	(1.6)

Ending balance	1.1	1.1	162.2	162.1	163.3	163.2

The weighted average number of special limited partnership units outstanding for the three months ended March 31, 2016 was 1.1 million (2015: 1.1 million). The weighted average number of limited partnership units outstanding for the three months ended March 31, 2016 was 162.2 million (2015: 150.3 million).

	General partner		Limited partners		Total
US$ MILLIONS	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	$19	$19	$3,716	$3,201	$3,735	$3,220
Unit issuance	—	—	3	582	3	582
Purchased and cancelled	—	—	—	(67)	—	(67)

Ending balance	$19	$19	$3,719	$3,716	$3,738	$3,735

The partnership has a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three month period ended March 31, 2016, the partnership issued less than 1 million units for proceeds of $3 million (during the three month period ended March 31, 2015: less than 1 million units for proceeds of less than $1 million) under the Plan.

In April 2015, Brookfield Infrastructure issued 13.4 million limited partnership units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred.

22    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015
Authorized to issue
Opening balance	66.8	58.7
Issued for cash	—	8.1

Ending balance	66.8	66.8

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three months ended March 31, 2016 was 66.8 million (for the three months ended March 31, 2015: 58.7 million).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	$1,528	$1,178
Unit issuance	—	350

Ending balance	$1,528	$1,528

In April 2015, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015
Authorized to issue
Opening balance	10.0	—
Issued for cash	—	10.0

Ending balance	10.0	10.0

	Preferred Unitholders
US$ MILLIONS	As of and for the three months ended Mar. 31, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	$189	$—
Unit issuance	—	189

Ending balance	$189	$189

Q1 2016 INTERIM REPORT    23

In March 2015, Brookfield Infrastructure issued five million preferred limited partnership units, at C$25 per unit with a fixed annual distribution of 4.5%, redeemable by Brookfield Infrastructure for a term of 5 years. In total, C$125 million or $100 million of gross proceeds were raised and $4 million in issuance costs were incurred.

In December 2015, Brookfield Infrastructure issued five million preferred limited partnership units at C$25 per unit with a fixed annual distribution of 5.50%, redeemable by Brookfield Infrastructure for a term of 5 years. In total, C$125 million or $95 million of gross proceeds were raised and $2 million in issuance costs were incurred.

On August 5, 2015 the Toronto Stock Exchange (“TSX”) accepted a notice filed by Brookfield Infrastructure to commence a normal course issuer bid for its preferred limited partnership units. Under the normal course issuer bid, Brookfield Infrastructure is authorized to repurchase up to 0.5 million preferred limited partnership units, representing 10% of the issued and outstanding preferred limited partnership units. Repurchases were authorized to commence on August 7, 2015 and will terminate on August 6, 2016, or earlier should Brookfield Infrastructure complete its repurchases prior to such date. All purchases will be made through the facilities of the TSX and all preferred limited partnership units acquired under the normal course issuer bid will be cancelled.

13. DISTRIBUTIONS

For the three months ended March 31, 2016, distributions to partnership unitholders were $132 million or $0.57 per partnership unit (for the three months ended March 31, 2015: $111 million or $0.53 per partnership unit).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $19 million for the three months ended March 31, 2016 (for the three months ended March 31, 2015: $15 million).

For the three months ended March 31, 2016 the partnership declared distributions of C$3.1 million or C$0.31 per preferred unit (for the three months ended March 31, 2015: less than C$1 million).

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as of January 1, 2016	$1,042	$(889)	$99	$(140)	$(9)	$(13)	$465	$555
Other comprehensive income (loss)	—	140	(72)	43	11	(1)	(18)	103

Balance as of March 31, 2016	$1,042	$(749)	$27	$(97)	$2	$(14)	$447	$658

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as of January 1, 2015	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655
Other comprehensive (loss) income	—	(268)	66	(12)	(4)	—	6	(212)

Balance as of March 31, 2015	$812	$(696)	$102	$(108)	$10	$(25)	$348	$443

24    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as of January 1, 2016	$7	$(5)	$1	$(1)	$—	$—	$2	$4
Other comprehensive income	—	1	—	—	—	—	—	1

Balance as of March 31, 2016	$7	$(4)	$1	$(1)	$—	$—	$2	$5

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as of January 1, 2015	$6	$(2)	$1	$(1)	$—	$—	$1	$5
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)

Balance as of March 31, 2015	$6	$(3)	$1	$(1)	$—	$—	$1	$4

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as of January 1, 2016	$447	$(358)	$38	$(61)	$(4)	$(2)	$194	$254
Other comprehensive income (loss)	—	57	(29)	18	4	—	(7)	43

Balance as of March 31, 2016	$447	$(301)	$9	$(43)	$—	$(2)	$187	$297

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as of January 1, 2015	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283
Other comprehensive (loss) income	—	(104)	26	(5)	(2)	—	2	(83)

Balance as of March 31, 2015	$335	$(264)	$38	$(46)	$4	$(8)	$141	$200

15. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated interim and condensed financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2016 (2015: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Q1 2016 INTERIM REPORT    25

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $35 million for the three months ended March 31, 2016 ($32 million for the three months ended March 31, 2015).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred limited partnership units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

During the three months ended March 31, 2016, $2 million was reimbursed at cost to the Service Provider ($2 million for the three months ended March 31, 2015). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure.

Brookfield Infrastructure has placed funds on deposit with Brookfield. At March 31, 2016, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2015: less than $1 million) and earned interest of less than $1 million for the three months ended March 31, 2016 (2015: less than $1 million).

Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly owned subsidiary of Brookfield. For the three months ended March 31 2016, revenues of less than $1 million were generated (2015: less than $1 million) and expenses of less than $1 million were incurred (2015: less than $1 million).

Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of the partnership and certain subsidiaries. During the three months ended March 31, 2016, Brookfield Infrastructure paid less than $1 million for these services (2015: less than $1 million).

26    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated May 9, 2016 and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (‘‘FFO’’) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capitalappreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating segments. See ‘‘Segmented Disclosures’’ on page 31 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our general partner approved a 7.5% increase in our quarterly distribution to 57 cents per unit, which started with the distribution paid in March 2016. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 57 cents per unit, a compound annual growth rate of 12%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2015. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

Q1 2016 INTERIM REPORT    27

Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 48 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last eight years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.

Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their rate base	• Regulated Distribution	• Europe & South America
	• Electricity Transmission	• North & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail	• Asia Pacific & South America
	• Toll Roads	• Asia Pacific & South America
	• Ports	• North America & Europe

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America & Europe • North America & Asia Pacific

Communications Infrastructure
Provide essential services and critical infrastructure to the media broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

28    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as of March 31, 2016 and December 31, 2015 and for the three month periods ended March 31, 2016 and 2015. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 31.

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2016	2015
Summary Statements of Operating Results
Revenues	$454	$466
Direct operating expenses	(202)	(203)
General and administrative expenses	(37)	(34)
Depreciation and amortization expense	(100)	(95)
Interest expense	(95)	(90)
Share of earnings from investments in associates and joint ventures	4	17
Mark-to-market on hedging items	8	90
Other income	55	8
Net income	88	148
Net income attributable to the partnership(1)	78	132
Net income per limited partnership unit	$0.25	$0.56

1.	Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended March 31, 2016 we reported net income of $88 million, of which $78 million is attributable to the partnership, compared to net income of $148 million in the prior year, of which $132 million is attributable to the partnership.

Revenues for the three months ended March 31, 2016 were $454 million, which decreased by $12 million, or 3%, compared to the same period in 2015. Our utilities segment contributed additional revenue of $23 million due to inflation indexation and various growth initiatives primarily at our UK regulated distribution operation. Revenue from organic growth initiatives within our U.S. and Australian district energy business contributed incremental revenue of $6 million. Our transport operations contributed an additional $6 million of revenue, primarily due to inflationary tariff increases and higher volumes at our Chilean toll roads. These increases were more than offset by the impact of foreign exchange, which reduced revenue in U.S. dollar terms by $43 million, as the U.S. dollar strengthened relative to all currencies in which we operate, and a $4 million decrease due to the sale of our New England electricity transmission business in August 2015.

Direct operating expenses for the three months ended March 31, 2016 were $202 million, consistent with the three months ended March 31, 2015. The current period includes $14 million of incremental costs resulting from the expansion of our systems through our aforementioned organic growth initiatives and higher volumes at our Chilean toll roads, offset by $9 million of foreign exchange, $4 million from cost saving initiatives at our Australian rail operation and a $2 million decrease associated with the sale of our New England electricity transmission business in the prior year.

General and administrative expenses totaled $37 million for the first quarter of 2016, an increase of $3 million compared to the same period in 2015. This line item primarily consists of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% annually of the partnership’s market value plus our preferred units and recourse debt, net of cash. The Base Management Fee increased from prior year due to a larger market capitalization driven by the issuance of partnership units, medium-term notes and preferred units throughout 2015 to fund investments made over the last 12 months. General and administrative expenses also includes certain public company expenditures relating to the ongoing operations of the partnership which were consistent with the same period of 2015.

Depreciation and amortization expense for the three months ended March 31, 2016 was $100 million, an increase of $5 million, or 5%, versus prior year. Depreciation and amortization expense increased by $15 million due to higher asset values resulting from our annual revaluation process and capital expenditures over the past year, offset by the impact of foreign exchange of $10 million.

Mark-to-market gains on hedging items for the first quarter of 2016 were $8 million compared to $90 million for the three month period ended March 31, 2015. Both the current and comparative periods consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The higher amount of gains recognized in the comparative period is the result of higher hedged rates on various currency contracts we had in place relative to prevailing spot rates at the time.

Q1 2016 INTERIM REPORT    29

Other income for the first quarter of 2016 totaled $55 million compared to $8 million for the same period in 2015. The current period includes a $27 million break fee and a $13 million dividend associated with our toehold interest in Asciano and incremental income of $10 million earned on financial assets purchased over the last 12 months.

Earnings from investments in associates and joint ventures were $4 million for the three months ended March 31, 2016, representing a decrease of $13 million from the $17 million earned in the first quarter of 2015. The decrease is primarily due to $6 million from incremental indexation on our Chilean peso denominated debt at our South American electricity transmission operation, a $3 million impact of foreign exchange and a $6 million deferred tax recovery recorded in the prior year at our European port operation due to a change in tax law, offset by a $2 million contribution from the acquisition of our European telecommunications infrastructure operation completed in March of 2015.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	March 31, 2016	December 31, 2015
Cash and cash equivalents	$248	$199
Other current assets	2,487	1,354
Total assets	18,756	17,735
Current liabilities	1,032	908
Corporate borrowings	1,596	1,380
Non-recourse borrowings	6,219	5,852
Other long-term liabilities	2,518	2,419
Limited partners’ capital	3,892	3,838
General partners’ capital	24	23
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,540	1,518
Non-controlling interest – in operating subsidiaries	1,746	1,608
Preferred unitholders	189	189

Total assets were $18,756 million at March 31, 2016, compared to $17,735 million at December 31, 2015, an increase of $1,021 million or 5%. This increase is primarily due to a contribution of $365 million from the acquisition of our Indian toll road operation, $145 million of capital deployed at our UK regulated distribution operation associated with the build out of our connections base and the initial investment in our smart meter program and the impact of foreign exchange which increased our asset base in U.S. dollar terms by $561 million. These increases were offset by a $50 million decline due to mark-to-market movements on financial assets held at our Australian operations.

Corporate borrowings increased to $1,596 million at March 31, 2016, compared to $1,380 million at December 31, 2015. The increase is due to incremental draws on our corporate credit facility of $152 million and a $64 million increase in our Canadian dollar denominated corporate debt due to the strengthening of the Canadian dollar against the U.S. dollar during the three months ended March 31, 2016.

Non-recourse borrowings increased by $367 million to $6,219 million at March 31, 2016 from $5,852 million at December 31, 2015. The increase is made up of the appreciation of most foreign denominated debt balances which increased borrowings by $127 million, $205 million of debt assumed in connection with the acquisition of our Indian toll road operation and $35 million of debt refinancing, net of repayments, during the period.

Partnership capital increased by $77 million to $5,456 million at March 31, 2016 from $5,379 million at December 31, 2015. The increase was due to net income attributable to the partnership of $78 million, $147 million of foreign currency translation gains recorded in other comprehensive income and $3 million of units issued as part of our dividend reinvestment plan, partially offset by distributions of $151 million paid to our unitholders.

30    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2016	2015				2014
Three-month ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$454	$455	$468	$466	$466	$465	$491	$488
Direct operating costs	(202)	(199)	(199)	(197)	(203)	(203)	(216)	(215)
Earnings from investment in associates	4	14	18	20	17	9	28	1
Expenses
Interest	(95)	(94)	(90)	(93)	(90)	(95)	(90)	(90)
Corporate costs	(37)	(35)	(30)	(35)	(34)	(31)	(28)	(29)
Valuation items
Fair value changes and other	63	(54)	124	(31)	98	17	34	5
Depreciation and amortization	(100)	(82)	(97)	(101)	(95)	(98)	(97)	(94)
Income tax recovery (expense)	1	29	(11)	(3)	(11)	(1)	(42)	(24)

Net income	88	34	183	26	148	63	80	42

Net income (loss) attributable to others	47	28	108	25	64	(4)	36	41
Net income attributable to limited partners	41	6	75	1	84	67	44	1

Per limited partnership unit	$0.25	$0.04	$0.46	$0.01	$0.56	$0.28	$0.29	$0.01

A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of our current businesses. After factoring the impact of foreign exchange these items contributed to consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport, energy, communications infrastructure and corporate and other. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 51 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities segment are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

Q1 2016 INTERIM REPORT    31

Our utilities segment is comprised of the following:

Regulated Distribution

•	Approximately 2.6 million electricity and natural gas connections and 200,000 installed smart meters.

Electricity Transmission

•	Approximately 11,100 kilometres of transmission lines in North and South America

Regulated Terminal

•	One of the world’s largest coal export terminals, with approximately 85 million tons per annum of capacity

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Rate base, start of period	$4,018	$4,118
Capital expenditures commissioned	54	41
Inflation and other indexation	23	26
Regulatory depreciation	(12)	(14)
Foreign exchange and other	(48)	(215)

Rate base, end of period	$4,035	$3,956

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Funds from operations (FFO)	$100	$95
Maintenance capital	(3)	(2)

Adjusted funds from operations (AFFO)	$97	$93

Return on rate base(1),(2)	11%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connection revenues at our UK regulated distribution operation.

For the three months ended March 31, 2016, our utilities segment generated FFO of $100 million, compared with $95 million for the same period in the prior year. Current period results benefitted from strong connection activity at our UK regulated distribution business, inflation indexation and capital commisioned into rate base, partially offset by the impact of foreign exchange and the sale of our New England electricity transmission operation in the third quarter of 2015.

The following table presents our utilities segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Revenue	$165	$168
Cost attributable to revenues	(31)	(38)

Adjusted EBITDA	134	130
Interest expense	(35)	(36)
Other income	1	1

Funds from operations (FFO)	100	95
Depreciation and amortization	(38)	(38)
Deferred taxes and other items	(19)	(8)

Net income	$43	$49

32    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2016	2015	2016	2015
Regulated Distribution	$63	$53	$52	$42
Electricity Transmission	33	37	26	30
Regulated Terminal	38	40	22	23

Total	$134	$130	$100	$95

Our regulated distributions operations generated Adjusted EBITDA and FFO in the current quarter of $63 million and $52 million, respectively, versus $53 million and $42 million, respectively, in the comparative period. This increase was primarily attributable to solid performance at our UK regulated distribution business that benefitted from a larger rate base, inflation indexation, higher connection activity and the initial contribution from our smart meter program.

In the first quarter of 2016, our electricity transmission operations reported Adjusted EBITDA and FFO of $33 million and $26 million, respectively, versus $37 million and $30 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased compared to the prior year as the impact of inflation indexation and additions to our rate base were more than offset by the impact of foreign exchange, and the sale of our New England electricity transmission business in August 2015.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $38 million and $22 million, respectively, for the current quarter, versus $40 million and $23 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased from the prior year as the benefits from inflation indexation and additions to rate base were more than offset by the impact of foreign exchange. Effective July 1, 2016 we expect a decrease in quarterly FFO of $3-5 million as a result of a regulatory rate reset at our regulated terminal operation.

Depreciation and amortization expense of $38 million was consistent with the prior year as an increase in depreciation expense from additions to our regulated asset base and higher asset values from our annual revaluation process was offset by the impact of foreign exchange.

Deferred taxes and other items for the period were a loss of $19 million compared to a loss of $8 million for the same period in 2015. The variance is due to higher mark-to-market losses on hedging items at our UK regulated distribution operation and inflation indexation on our Chilean peso denominated debt at our South American electricity transmission operation.

Transport Operations

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Our transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by regulated or long-term contracts.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Q1 2016 INTERIM REPORT    33

Our transport segment is comprised of the following:

Rail

•	Sole provider of rail network in Southwestern Australia with approximately 5,100 km of track and operator of approximately 4,800 km of rail in South America

Toll Roads

•	Approximately 3,500 kilometres of motorways in Brazil, Chile and India

Ports

•	33 terminals in North America, the UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Growth capital expenditures	$55	$61
Adjusted EBITDA margin(1)	49%	48%
Funds from operations (FFO)	94	96
Maintenance capital	(15)	(17)

Adjusted funds from operations (AFFO)	$79	$79

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

For the three months ended March 31, 2016, our transport segment generated FFO of $94 million, compared to $96 million for the same period in the prior year. Current period results benefitted from inflationary tariff increases at our rail and toll road operations, higher agricultural volumes at our Brazilian rail operation and cost savings at our Australian rail business, which were more than offset by the impact of foreign exchange and weaker heavy vehicle volumes at our South American toll road operations.

The following table presents our transport segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Revenue	$269	$291
Cost attributable to revenues	(137)	(152)

Adjusted EBITDA	132	139
Interest expense	(34)	(40)
Other expenses	(4)	(3)

Funds from operations (FFO)	94	96
Depreciation and amortization	(54)	(54)
Deferred taxes and other items	(11)	(6)

Net income	$29	$36

34    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2016	2015	2016	2015
Rail	$70	$70	$54	$54
Toll Roads	44	48	27	28
Ports	18	21	13	14

Total	$132	$139	$94	$96

Our rail operations generated Adjusted EBITDA and FFO of $70 million and $54 million, respectively, consistent with the comparative period. Adjusted EBITDA and FFO in local currencies increased by 9%, benefitting from higher agricultural volumes in South America and improved margins at our Australian rail operation driven by cost saving initiatives. These increases were impacted by foreign exchange movements compared to the prior year. During the quarter, our Australian rail operation progressed negotiations with our largest iron ore customer on a relief package which will impact quarterly FFO by $3-5 million.

In the current quarter, our toll road operations contributed Adjusted EBITDA and FFO of $44 million and $27 million, respectively, compared to Adjusted EBITDA and FFO of $48 million and $28 million, respectively, in the comparative period. Adjusted EBITDA and FFO in local currencies increased by 12% as the benefits of significant inflationary tariff increases, higher light vehicle volumes in our South American operations and initial contribution from our recent investment in India, were partially offset by the impact of weaker heavy vehicle volumes in South America. In U.S. dollar terms, Adjusted EBITDA and FFO decreased over the prior period, as the net benefit from these items were offset by the impact of foreign exchange.

Our port operations reported Adjusted EBITDA and FFO of $18 million and $13 million, respectively, for the current quarter, compared to Adjusted EBITDA and FFO of $21 million and $14 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus the prior year as an approximate 20% increase in container volumes at our North American and UK port operations has been offset by a decline in bulk volumes at our UK port operations and the impact of foreign exchange.

Depreciation and amortization expense of $54 million was consistent with the prior year as an increase in depreciation expense from additions to our regulated asset base and higher asset values as a result of our annual revaluation process was offset by the impact of foreign exchange.

Deferred taxes and other items for the period were a loss of $11 million compared to a loss of $6 million for the same period in 2015. The variance is primarily due to higher inflation indexation on our Chilean peso denominated debt.

Energy Operations

Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy operations. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Q1 2016 INTERIM REPORT    35

Our energy segment is comprised of the following:

Energy Transmission, Distribution and Storage

•	Approximately 15,000 kilometres of natural gas transmission pipelines

•	Over 40,000 natural gas distribution customers in the UK

•

600 billion cubic feet (“bcf”) of natural gas storage in the U.S. and Canada, including 230 bcf of capacity owned and operated by Niska Gas Storage, the acquisition of which was signed in June 2015 and is subject to regulatory approval

District Energy

•

Delivers 2,870,000 pounds per hour of heating and 255,000 tons of cooling capacity to North American customers, as well as in Australia where we provide heating, cooling and distributed water and sewage services to 1,800 customers

Results of Operations

The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Growth capital expenditures	$14	$4
Adjusted EBITDA margin(1)	57%	48%
Funds from operations (FFO)	40	28
Maintenance capital	(5)	(4)

Adjusted funds from operations (AFFO)	$35	$24

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

For the three months ended March 31, 2016, our energy segment generated FFO of $40 million, compared to $28 million for the same period in the prior year, due to increased ownership as well as same store growth of approximately 20% in our North American natural gas transmission business and the contribution from tuck-in acquisitions completed within our Australian district energy business in the second half of 2015.

The following table presents our energy segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Revenue	$126	$94
Cost attributable to revenues	(54)	(49)

Adjusted EBITDA	72	45
Interest expense	(33)	(17)
Other income	1	—

Funds from operations (FFO)	40	28
Depreciation and amortization	(29)	(10)
Deferred taxes and other items	(1)	(1)

Net income	$10	$17

36    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2016	2015	2016	2015
Energy Transmission, Distribution & Storage	$60	$35	$30	$20
District Energy	12	10	10	8

Total	$72	$45	$40	$28

Our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $60 million and $30 million, respectively, versus $35 million and $20 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus prior year as results benefitted from an increased ownership of our North American natural gas transmission operation. Additionally, FFO at our North American natural gas transmission operation increased approximately 20% on a same store basis, driven primarily by operating efficiency gains.

Our district energy operations contributed Adjusted EBITDA and FFO of $12 million and $10 million, respectively, for the first quarter of 2016, versus $10 million and $8 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of an increase in the number of in-place connections and two tuck-in acquisitions completed in our Australian business in the second half of 2015.

Depreciation and amortization was $29 million for the current quarter, up from $10 million in the comparative period. The increase is primarily due to additional depreciation as a result of our annual revaluation process, tuck-in acquisitions within our district energy business and increased ownership in our North American natural gas transmission business.

Deferred taxes and other items were consistent with the prior year at $1 million.

Communications Infrastructure Operations

Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecommunications sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecommunications customers will pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers will pay us fees for transmitting television and radio content to the end user.

The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance will be measured by growth in our Adjusted EBITDA.

The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France. These operations generate stable, inflation linked cash flows underpinned by long-term contracts (typically 10 years in telecom and five years in broadcasting) with large, prominent customers in France.

Q1 2016 INTERIM REPORT    37

Results of Operations

The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Growth capital expenditures	$5	$—
Adjusted EBITDA margin(1)	49%	—
Funds from operations (FFO)	19	—
Maintenance capital	(2)	—

Adjusted funds from operations (AFFO)	$17	$—

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

The following table presents our communications infrastructure segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Revenue	$43	$—
Cost attributable to revenues	(22)	—

Adjusted EBITDA	21	—
Interest expense	(2)	—

Funds from operations (FFO)	19	—
Depreciation and amortization	(19)	—
Deferred taxes and other items	2	—

Net income	$2	$—

For the three months ended March 31, 2016, our communications infrastructure segment generated Adjusted EBITDA and FFO of $21 million and $19 million, respectively, versus $nil balances in the prior year, as this business was acquired on March 31, 2015. Performance for the current quarter was in-line with prior quarter and slightly ahead of underwriting.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
General and administrative costs	$(2)	$(2)
Base Management Fee	(35)	(32)

Adjusted EBITDA	(37)	(34)
Other income	29	5
Financing costs	(11)	(4)

Funds from operations (FFO)	(19)	(33)
Deferred taxes and other items	13	63

Net (loss) income	$(6)	$30

38    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

General and administrative costs for the period ended March 31, 2016 were in-line with prior year at $2 million.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% annually of our market value, plus recourse debt net of cash. The Base Management Fee increased by $3 million from prior year due to a larger market capitalization from capital raised throughout 2015 to fund new investments.

Other income includes interest and distribution income, in addition to realized gains on corporate financial assets. The increase of $24 million compared to the prior year is primarily due to the receipt of a $13 million dividend from our toehold interest in Asciano as well as investments in higher yielding financial assets made in the past year.

Corporate financing costs include interest expense and standby fees on our committed credit facility and corporate medium term notes, less interest earned on cash balances. Financing costs increased year-over-year by $7 million due to higher borrowings used to finance new investments.

Deferred taxes and other expenses for the three months ended March 31, 2016 were a gain of $13 million compared to a $63 million gain for the same period in 2015. Both the current and comparative period consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The gains recognized in the current and comparative period are the result of higher hedged rates on various currency contracts we had in place relative to spot rates at period end.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2016	2015
Funds from operation (FFO)	$234	$186
Per unit FFO(1)	1.02	0.89
Distributions per unit	0.57	0.53
Payout ratio(2)	65%	68%
Adjusted funds from operations (AFFO)(3)	209	163

1.	Average units outstanding during the three month periods of 230.1 million (2015: 210.1 million for period).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions and preferred units) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.

For the three month period ended March 31, 2016, Brookfield Infrastructure generated FFO of $234 million ($1.02 per unit) compared to FFO of $186 million ($0.89 per unit) in the prior year, reflecting an increase of 15% on a per unit basis. Results benefitted from strong organic growth, the contribution of our newly acquired investments and dividends received from our toehold interest in Asciano, which more than offset the impact of foreign exchange. Our payout ratio is 65%, which is within our long-term target range of 60-70%.

Q1 2016 INTERIM REPORT    39

The following tables present selected statements of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended March 31
Statements of Operating Results	2016	2015
Net income (loss) by segment
Utilities	$43	$49
Transport	29	36
Energy	10	17
Communications Infrastructure	2	—
Corporate and other	(6)	30

Net income	$78	$132

Adjusted EBITDA by segment
Utilities	$134	$130
Transport	132	139
Energy	72	45
Communications Infrastructure	21	—
Corporate and other	(37)	(34)

Adjusted EBITDA	$322	$280

FFO by segment
Utilities	$100	$95
Transport	94	96
Energy	40	28
Communications Infrastructure	19	—
Corporate and other	(19)	(33)

FFO	$234	$186

US$ MILLIONS	As of
Statements of Financial Position	March 31, 2016	December 31, 2015
Total assets by segment
Utilities	$4,878	$4,723
Transport	5,840	5,338
Energy	2,739	2,744
Communications Infrastructure	845	824
Corporate and other	(474)	(196)

Total assets	$13,828	$13,433

Net debt by segment
Utilities	$2,811	$2,721
Transport	2,340	2,118
Energy	1,709	1,735
Communications Infrastructure	392	386
Corporate and other	1,120	1,094

Net debt	$8,372	$8,054

Partnership capital by segment
Utilities	$2,067	$2,002
Transport	3,500	3,220
Energy	1,030	1,009
Communications Infrastructure	453	438
Corporate and other	(1,594)	(1,290)

Partnership capital	$5,456	$5,379

40    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL RESOURCES AND LIQUIDITY

We maintain sufficient liquidity at all times to participate in attractive opportunities as they arise, withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We may, from time to time, invest in financial assets comprised mainly of liquid equity and debt infrastructure securities in order to earn attractive short term returns and for strategic purposes. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at March 31, 2016 and December 31, 2015 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was approximately $3 billion at March 31, 2016 and was comprised of the following:

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Corporate cash and financial assets	$476	$286
Committed corporate credit facility	1,975	1,875
Subordinate corporate credit facility	500	—
Draws on corporate credit facility	(558)	(407)
Commitments under corporate credit facility	(85)	(83)
Proportionate cash retained in businesses	299	257
Proportionate availability under subsidiary credit facilities	429	472

Total liquidity	$3,036	$2,400

Q1 2016 INTERIM REPORT    41

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of March 31, 2016, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2016	2017	2018	2019	2020	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$308	$96	$—	$846	$346	$1,596

Total recourse borrowings	4	—	308	96	—	846	346	1,596

Non-recourse borrowing(1)
Utilities
Regulated Distribution	11	—	—	—	—	87	943	1,030
Electricity Transmission	11	75	5	5	6	6	685	782
Regulated Terminal	6	—	—	—	51	162	822	1,035

	9	75	5	5	57	255	2,450	2,847
Transport
Rail	8	8	25	17	24	95	935	1,104
Toll Roads	9	187	116	74	74	57	530	1,038
Ports	6	14	54	183	11	11	87	360

	8	209	195	274	109	163	1,552	2,502
Energy
Energy Transmission, Distribution & Storage	5	—	940	—	275	93	246	1,554
District Energy	12	5	32	2	2	2	160	203

	6	5	972	2	277	95	406	1,757
Communications Infrastructure
Telecommunications Infrastructure	7	—	—	40	—	67	338	445

	7	—	—	40	—	67	338	445
Total non-recourse borrowings(1)	8	289	1,172	321	443	580	4,746	7,551

Total borrowings(2)	8	$289	$1,480	$417	$443	$1,426	$5,092	$9,147

Cash retained in businesses
Utilities								$36
Transport								162
Energy								48
Communications Infrastructure								53
Corporate & Other								476

Total cash retained								$775

Net debt
Utilities								$2,811
Transport								2,340
Energy								1,709
Communications Infrastructure								392
Corporate & Other								1,120

Total net debt								$8,372

		3%	16%	4%	5%	16%	56%	100%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

As of March 31, 2016, approximately 22% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 18% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 11% of our total borrowings, inclusive of interest rate swaps.

42    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our debt has an average term of 8 years. On a proportionate basis, our net debt-to-capitalization ratio as of March 31, 2016 was 61%. The weighted average cash interest rate is 5.5% for the overall business (March 31, 2015: 5.9%), in which our utilities, transport, energy and corporate segments were 5.2%, 6.9%, 7.2% and 2.9%, respectively (March 31, 2015: 5.4%, 6.5%, 6.8% and 3.5%, respectively). The weighted average cash interest rate of our European communications infrastructure operations, acquired at the end of the first quarter of 2015, is 2.6%.

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2016	December 31, 2015
Consolidated debt	$7,815	$7,232
Add: proportionate share of borrowings of investments in associates:
Utilities	665	643
Transport	919	764
Energy	1,457	1,462
Communications Infrastructure	445	423
Add: proportionate share of debt directly associated with assets held for sale	210	206
Less: borrowings attributable to non-controlling interest	(1,714)	(1,662)
Premium on debt and cross currency swaps	(650)	(471)

Proportionate debt	$9,147	$8,597

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as of March 31, 2016:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$664	$457	$73	$12	$122
Interest-bearing liabilities(1)	10,266	586	853	2,481	6,346
Finance lease liabilities	5	1	4	—	—
Other long-term liabilities	175	20	105	14	36

	$11,110	$1,064	$1,035	$2,507	$6,504

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $270 million, $286 million, $752 million and $1,079 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of March 31, 2016, this fee is estimated to be approximately $140 million per year based on our current capitalization and unit price.

An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in thefuture, if and when identified.

Q1 2016 INTERIM REPORT    43

FINANCIAL INSTRUMENTS – FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient.

The following table presents our hedged position in foreign currencies as of March 31, 2016:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	INR
Net equity investment – US$	$(38)	$2,373	$1,228	$970	$133	$45	$640	$60	$45
FX contracts – US$	4,271	(2,373)	(1,228)	(161)	—	(45)	(464)	—	—

Net unhedged – US$	$4,233	$—	$—	$809	$133	$—	$176	$60	$45

% of equity investment hedged	N/A	100%	100%	17%	—%	100%	73%	—%	—%

At March 31, 2016, we had hedges in place equal to approximately 78% of our net equity investment in foreign currencies. For the three month period ended March 31, 2016, we recorded losses in comprehensive income of $101 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of non-core assets, as well as equity and debt financings.

The following table highlights the sources and uses of cash for the year:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Funds from operations (FFO)	$234	$186
Maintenance capital	(25)	(23)

Funds available for distribution (AFFO)	209	163
Distributions paid	(153)	(126)

Funds available for reinvestment	56	37

Growth capital expenditures	(201)	(117)
Asset level debt funding of growth capital expenditures	122	70
Project level repayments, net of financings	(7)	(134)
New investments, net of disposals	(17)	(452)
Draws on corporate credit facility	151	127
Partnership unit issuances	3	—
Proceeds from debt issuances	—	360
Proceeds from preferred share issuances	—	96
Changes in financial assets, working capital and other	125	6

Change in proportionate cash	232	(7)
Opening, proportionate cash	543	697

Closing, proportionate cash	$775	$690

44    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of growth and maintenance capital expenditures by operating group:

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Growth capital expenditures by segment
Utilities	$127	$52
Transport	55	61
Energy	14	4
Communications Infrastructure	5	—

	$201	$117

Growth capital expenditures for the three months ended March 31, 2016 were $201 million, an increase of $84 million or 72% versus the same period in 2015. The increase in growth capital expenditure is associated with higher connection activity and our initial investment in our smart meter program at our UK regulated distribution business, higher additions to our rate base at our South American electricity transmission system, capital deployed at our Australian district energy business and the contribution from our European telecommunications infrastructure business which was acquired on March 31, 2015. These items were partially offset by the depreciation of most foreign currencies versus the U.S. dollar relative to the prior year.

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three-month period ended March 31
US$ MILLIONS	Low	High	2016	2015
Maintenance capital expenditures by segment
Utilities	$3	$4	$3	$2
Transport	23	25	15	17
Energy	15	18	5	4
Communications Infrastructure	1	3	2	—

	$42	$50	$25	$23

We estimate annual maintenance capital expenditures of $10-15 million, $90-100 million and $60-70 million, and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $165-195 million. For the quarter, our maintenance capital expenditures were below our quarterly estimated range due to the timing of maintenance projects, primarily at our Brazilian toll road operation and North American natural gas transmission business.

Q1 2016 INTERIM REPORT    45

PARTNERSHIP CAPITAL

The total number of partnership units outstanding in the Holding LP was comprised of the following:

	As of
	March 31, 2016	December 31, 2015
Redeemable Partnership Units, held by Brookfield	66,841,266	66,841,266
General Partnership Units	1,066,928	1,066,928
Limited Partnership Units	162,240,682	162,163,205

Total	230,148,876	230,071,399

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit.

To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitled the special limited partner to 25% of incremental distributions above this threshold. During the three months ended March 31, 2016, an incentive distribution of $19 million was paid to the general partner (for the three months ended March 31, 2015: $15 million).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim consolidated and condensed financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2016 (2015: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $35 million for the three months ended March 31, 2016 ($32 million for the three months ended March 31, 2015).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred limited partnership units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

During the three months ended March 31, 2016, $2 million was reimbursed at cost to the Service Provider ($2 million for the three months ended March 31, 2015). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure.

Brookfield Infrastructure has placed funds on deposit with Brookfield. At March 31, 2016, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2015: less than $1 million) and earned interest of less than $1 million for the three months ended March 31, 2016 (for the three months ended March 31, 2015: less than $1 million).

46    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly owned subsidiary of Brookfield. For the three months ended March 31 2016, revenues of less than $1 million were generated (for the three months ended March 31, 2015: less than $1 million) and expenses of less than $1 million were incurred (for the three months ended March 31, 2015: less than $1 million).

Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of the partnership and certain subsidiaries. During the three months ended March 31, 2016, Brookfield Infrastructure paid less than $1 million for these services (for the three months March 31, 2015: less than $1 million).

OFF-BALANCE SHEET ARRANGEMENTS:

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As of March 31, 2016, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $85 million (December 31, 2015: $83 million).

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

Q1 2016 INTERIM REPORT    47

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended March 31
US$ MILLIONS	2016	2015
Net income attributable to partnership(1)	$78	$132
Add back or deduct the following:
Depreciation and amortization	140	102
Deferred income taxes	(2)	8
Mark-to-market on hedging items and other	18	(56)

FFO	234	186
Maintenance capital expenditures	(25)	(23)

AFFO	$209	$163

1.	Includes net income attributable to non-controlling interests – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization and mark-to-market on hedging items.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on the partnership’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

48    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See ‘‘Discussion of Segment Reconciling Items’’ on page 51 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials(1)
Revenues	$165	$269	$126	$43	$—	$603	$(293)	$144	$454
Costs attributed to revenues	(31)	(137)	(54)	(22)	—	(244)	146	(104)	(202)
General & administrative expenses	—	—	—	—	(37)	(37)	—	—	(37)

Adjusted EBITDA	134	132	72	21	(37)	322	(147)	40
Other income (expense)	1	(4)	1	—	29	27	2	2	31
Interest expense	(35)	(34)	(33)	(2)	(11)	(115)	47	(27)	(95)

FFO	100	94	40	19	(19)	234	(98)	15
Depreciation and amortization	(38)	(54)	(29)	(19)	—	(140)	75	(35)	(100)
Deferred taxes	(6)	2	3	2	1	2	(2)	5	5
Mark-to-market on hedging items and other	(13)	(13)	(4)	—	12	(18)	21	25	28
Share of earnings from associates	—	—	—	—	—	—	4	—	4
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(10)	(10)

Net income (loss) attributable to partnership(2)	$43	$29	$10	$2	$(6)	$78	$—	$—	$78

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.

Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

Q1 2016 INTERIM REPORT    49

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials(1)
Revenues	$168	$291	$94	$—	$553	$(236)	$149	$466
Costs attributed to revenues	(38)	(152)	(49)	—	(239)	124	(88)	(203)
General & administrative expenses	—	—	—	(34)	(34)	—	—	(34)

Adjusted EBITDA	130	139	45	(34)	280	(112)	61
Other income (expense)	1	(3)	—	5	3	2	(2)	3
Interest expense	(36)	(40)	(17)	(4)	(97)	36	(29)	(90)

FFO	95	96	28	(33)	186	(74)	30
Depreciation and amortization	(38)	(54)	(10)	—	(102)	38	(31)	(95)
Deferred taxes	(13)	2	1	2	(8)	2	3	(3)
Mark-to-market on hedging items and other	5	(8)	(2)	61	56	17	14	87
Share of earnings from associates	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	(16)	(16)

Net income attributable to partnership(2)	$49	$36	$17	$30	$132	$—	$—	$132

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,878	$5,840	$2,739	$845	$(474)	$13,828	$(3,058)	$4,535	$3,451	$18,756

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

50    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(28)	$(49)	$(49)	$(21)	$—	$(147)
Attribution to non-controlling interest	38	18	16	—	(32)	40

Adjusted EBITDA	10	(31)	(33)	(21)	(32)	(107)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	6	14	27	2	—	49
Attribution to non-controlling interest	(13)	(9)	(5)	—	2	(25)

FFO	3	(26)	(11)	(19)	(30)	(83)
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	22	35	22	19	—	98
Attribution to non-controlling interest	(25)	(9)	(11)	—	30	(15)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(31)	$(58)	$—	$—	$(89)
Attribution to non-controlling interest	42	16	13	(10)	61
Discontinued operations	—	—	(23)	—	(23)

Adjusted EBITDA	11	(42)	(10)	(10)	(51)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	7	17	(10)	—	24
Attribution to non-controlling interest	(16)	(8)	(7)	—	(31)
Discontinued operations	—	—	14	—	14

FFO	2	(33)	(3)	(10)	(44)
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	24	41	—	—	65
Attribution to non-controlling interest	(26)	(8)	(6)	10	(30)
Discontinued operations	—	—	9	—	9

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Q1 2016 INTERIM REPORT    51

Contributions from investments in associates and joint ventures increased compared to the first quarter of 2015 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the acquisition of our European telecommunications infrastructure business were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso against the U.S. dollar, relative to the prior year.

Attribution to non-controlling interest decreased compared to the first quarter of 2015 as contributions from acquisitions completed over the past 12 months were more than offset by the impact of foreign exchange as the Australian dollar, British pound, Chilean peso and Colombian peso depreciated against the U.S. dollar relative to the prior year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Financial instruments

Critical judgments associated with the partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely the partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 6 herein. The fair value of the partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2015 and 2014. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill and intangibles with indefinite lives

The partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value in use or fair value less costs of disposal of the cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values. Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Recently adopted accounting standards amendments

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2016. The impact of adopting these Standards on the partnership’s accounting policies and disclosures are as follows:

52    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

IAS 16 Property, Plant, and Equipment – (“IAS 16”) and IAS 38 Intangible Assets – (“IAS 38”)

IAS 16 and IAS 38 were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Amendments to IAS 16 and IAS 38 were applied prospectively resulting in no material impact on Brookfield Infrastructure’s interim condensed and consolidated financial statements.

Standards issued not yet adopted

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases—(“IFRS 16”)

The International Accounting Standards Board has published a new standard, IFRS 16. The new standard brings most leases on balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Excluded from our evaluation were controls over financial reporting at Peak Infrastructure Partners Limited, which acquired our Indian toll road business, for which control was acquired on March 1, 2016 and Tunel San Cristobal, for which control was acquired on July 8, 2015. The financial statements of these entities constitute 3% of total assets, 2% of net assets, 2% of revenue and less than 1% of net income of the consolidated financial statements of our partnership as of and for the three-month period ending March 31, 2016.

Q1 2016 INTERIM REPORT    53

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand for products and services in the markets for the commodities that underpin the demand for our infrastructure, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

54    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.